TC 3/5/02

BD 2/21


02005677

SECURITIES AND EXCHANGE COMMISSION

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MAIL RECEIVED
PROCESSING
FEB 20 2002
WASH. D.C.
354
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NW Belmont Securities Inc.
~~NW~~ Forum Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd., Suite 550
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Russell Johnson — (214) 559-3800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

200 Crescent Court, Suite 300	Dallas	TX	75201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-19-02

OATH OR AFFIRMATION

I, William R. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forum Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



BARBARA B. BOWERS
Notary Public, State of Texas
My Commission Expires
September 10, 2003

Notary Public

Signature

Senior Vice President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORUM SECURITIES, INC. AND SUBSIDIARY

Table of Contents



200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report

The Board of Directors
Forum Securities, Inc.:

We have audited the accompanying consolidated statement of financial condition of Forum Securities, Inc. (a wholly owned subsidiary of Mercantile Financial Group, Inc.) and subsidiary as of December 31, 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forum Securities, Inc. and subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 25, 2002, except as to note 9
which is as of January 31, 2002



FORUM SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2001

Assets

Cash	$	7,710
Restricted interest-bearing deposit with clearing broker		100,000
Short-term investments		2,998,440
Receivable from clearing broker		97,448
Investment advisory fees receivable		1,047,275
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $141,809		40,220
Other assets		53,116
	$	4,344,209

Liabilities and Stockholder's Equity

Accrued commissions and bonuses	$	826,566
Accounts payable and accrued expenses		67,742
Income taxes payable (to affiliate)		528,756
		1,423,064
Stockholder's equity:		
Common stock – no par value, Series A shares. 91 shares authorized, issued and outstanding		1,801,782
Additional paid-in capital		81,905
Accumulated earnings, restated as of January 1, 1998		1,037,458
Total stockholder's equity		2,921,145
Commitments		
	$	4,344,209

See accompanying notes to consolidated financial statements.

FORUM SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Operations

Year ended December 31, 2001

Revenues:		
Commissions on securities transactions	$	2,037,456
Trading account profits		283,940
Investment advisory fees		4,307,178
Interest		120,088
Other		74,734
		6,823,396
Expenses:		
Employee compensation and benefits		3,836,416
Clearing fees		372,456
Communications		75,796
Occupancy and equipment costs		260,292
Regulatory fees		140,235
Other operating expenses		584,248
		5,269,443
Income before income taxes		1,553,953
Income tax expense		534,258
Net income	$	1,019,695

See accompanying notes to consolidated financial statements.

FORUM SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Stockholder's Equity

Year ended December 31, 2001

	Common stock – no par value			Additional paid-in capital	Accumulated earnings	Total
	Series A shares		Amount			
Balance at December 31, 2000	91	$	1,801,782	75,353	517,763	2,394,898
Net income	—		—	—	1,019,695	1,019,695
Dividends paid	—		—	—	(500,000)	(500,000)
Imputed tax benefit of utilization of operating loss carryforward (note 4)	—		—	6,552	—	6,552
Balance at December 31, 2001	91	$	1,801,782	81,905	1,037,458	2,921,145

See accompanying notes to consolidated financial statements.

FORUM SECURITIES, INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	1,019,695
Adjustments to reconcile net income to net cash provided by operating activities:		
Imputed tax benefit of utilization of operating loss carryforward treated as additional paid-in capital		6,552
Depreciation		19,414
Realized gain on investments		(50,703)
Decrease in receivable from clearing broker		60,102
Decrease in investment advisory fees receivable		157,126
Increase in other assets		(13,648)
Decrease in accrued commissions and bonuses		(233,531)
Decrease in accounts payable and accrued expenses		(31,023)
Decrease in income taxes payable (to affiliate)		(196,748)
Net cash provided by operating activities		737,236
Cash flows from investing activities:		
Purchases of furniture and equipment		(20,416)
Purchase of short-term investments		(25,158,705)
Proceeds from the maturity of short-term investments		24,843,939
Net cash used in investing activities		(335,182)
Cash flows from financing activities – dividends paid		(500,000)
Net decrease in cash		(97,946)
Cash at beginning of year		105,656
Cash at end of year	$	7,710
Supplementary disclosure of cash flow information – income taxes paid to affiliate	$	725,504

See accompanying notes to consolidated financial statements.

(1) Organization

Forum Securities, Inc. (the Company) is a Tennessee corporation organized in 1986 and is a wholly owned subsidiary of Mercantile Financial Group, Inc. (Mercantile) (note 9). The Company maintains an office in Dallas, Texas.

On January 1, 1998, Mercantile purchased all of the outstanding shares of common stock of the Company, previously owned by Belmont Equities, Inc. (Belmont), an affiliated company, for $1,800,000. In connection with the stock purchase by Mercantile, the Company elected to restate its previously reported stockholder's equity in a manner similar to a quasi-reorganization. As a result, the Company's reported accumulated earnings reflect only activity subsequent to January 1, 1998. As of January 1, 1998, the Company's previously reported accumulated deficit of $2,235,784 was offset by reductions in additional paid-in capital and common stock – no par value.

The Company is a registered broker-dealer engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers. In addition, the Company is registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Fairfax Commodities, Inc. (Fairfax). There were no significant transactions within Fairfax during 2001. All significant intercompany transactions have been eliminated.

The accompanying consolidated financial statements do not include a consolidated statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2001 or during the year then ended.

(2) Significant Accounting Policies

(a) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets (five years). Leasehold improvements are amortized over the terms of the related leases.

(b) Investment Advisory Fees Receivable

Investment advisory fees receivable consist of receivables due from customers related to investment advisory services. The receivable is accrued and billed quarterly, in arrears, based on a stated percentage of the customer's portfolio balance as of the end of the quarter.

(c) Commissions and Trading Account Profits

Commissions and trading account profits related to securities transactions are recorded on the settlement date basis which does not differ materially from the trade date basis of accounting.

(d) ***Short-term Investments***

Short-term investments consist of U.S. Treasury securities and commercial paper with maturity dates of less than three months. Due to the short lives of these investments, the Company values them at cost which approximates market value.

(e) ***Income Taxes***

The Company utilizes the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated income tax returns filed by Mercantile. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from Mercantile or other members of the consolidated Mercantile group.

(f) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,782,274, which was $1,532,274 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.80 to 1 at December 31, 2001.

(4) Income Taxes

At December 31, 2001, the Company has operating loss carryforwards for tax purposes of approximately $88,000. The carryforwards will expire through 2006, if not used. Use of available carryforwards generated prior to the acquisition of the Company's stock by Belmont in 1988 is limited under Section 382 of the Internal Revenue Code. The Company has recognized a valuation allowance at December 31, 2001 for the deferred tax asset related to the loss carryforwards, as the Company could not conclude on a more likely than not basis that such deferred taxes will be utilized by the Company.

(Continued)

The Company has provided for U.S. federal income taxes of $534,258 for 2001. The amount represents the tax effect of current year taxable income.

During 2001, the Company reduced its valuation allowance by $247,877 in connection with the utilization of approximately $19,000 and the expiration of approximately $710,000 in loss carryforwards that had been fully reserved prior to the restatement described in note 1. The Company reported a tax benefit of $6,552 as an increase to additional paid-in capital for 2001 resulting from the partial utilization of the Company's pre-reorganization net operating loss carryforwards.

(5) Commitments

The Company leases office equipment and facilities under noncancelable operating leases expiring through 2004. At December 31, 2001, future minimum payments under these operating leases are as follows:

Year ending December 31,		
2002	$	115,896
2003		113,322
2004		6,185
Total	$	235,403

Total rent expense for 2001 under all operating leases was $196,294, which is included in communications and occupancy and equipment costs in the consolidated statement of operations.

The Company anticipates the following distributions of capital during 2002, in addition to the dividend described in note 9:

Date		Amount
March 4, 2002	$	500,000
April 4, 2002		500,000

These distributions are subject to maintenance of the minimum net capital requirements of Rule 15c3-1.

(6) Related-Party Transactions

The Company charged fees totaling $30,000 to an affiliated entity for general administrative services during 2001 and such amount is included in other revenues.

Belmont provides all payroll and compensation services for the Company. The Company reimbursed Belmont for all such expenses which totaled $3,836,416 for the year ended December 31, 2001. Fees in the amount of $24,000 were charged for these services during 2001 and are included in other operating expenses.

(7) Reserve Requirements

The Company is exempt from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3) which require the establishment of a special reserve account for the exclusive benefit of its customers. Exemption K(2)(ii) of the Rule exempts fully disclosed broker-dealers. The Company was in compliance with this exemption as of December 31, 2001.

(8) Employee Benefit Plan

Substantially all employees of the Company are covered by a multi-employer defined contribution retirement plan, the Belmont Employees Trust Fund. The Company's contributions, which are principally based on a percentage of employees' annual compensation and are charged against income as incurred, amounted to $31,118 during 2001.

The Company matches 50% of employee contributions to the Plan up to 3% of an employee's base compensation. The Company may also make additional contributions to the Plan, at its discretion, on an annual basis. These discretionary contributions are allocated to employees in the same proportion that the employee's compensation bears to the total compensation of all participants of the Plan. Contributions to the Plan are invested as directed by Plan participants.

(9) Subsequent Events

Effective January 18, 2002, the Company's charter was amended to change its name from Forum Securities, Inc. to Belmont Securities, Inc. Concurrently, the name of the sole stockholder was changed from Mercantile Financial Group, Inc. to Belmont Financial Group, Inc.

On January 31, 2002, the Company paid a dividend in the amount of $500,000 to its sole stockholder.

FORUM SECURITIES, INC. AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholder's equity from consolidated statement of financial condition	$	2,921,145
Nonallowable assets		(1,138,871)
Net capital		1,782,274
Computation of basic net capital requirement:		
Minimum net capital required		250,000
Excess net capital	$	1,532,274
Aggregate indebtedness	$	1,423,064
Ratio of aggregate indebtedness to net capital		0.80 to 1

Note: The above computation does not differ materially from the computation of net capital prepared by the Company as of December 31, 2001 and filed with the National Association of Securities Dealers, Inc. on January 25, 2002 on Form X-17A-5.

See accompanying independent auditors' report.



FORUM SECURITIES, INC. AND SUBSIDIARY

Consolidated Financial Statements and Schedule

December 31, 2001

(With Independent Auditors' Report Thereon)


KPMG


SEC MAIL PROCESSING
RECEIVED
FEB 20 2002
WASH, D.C.
354
SECTION

FORUM SECURITIES, INC. AND SUBSIDIARY

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

December 31, 2001



200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Forum Securities, Inc.:

In planning and performing our audit of the consolidated financial statements of Forum Securities, Inc. (a wholly owned subsidiary of Mercantile Financial Group, Inc.) and subsidiary (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2002